EXHIBIT 11


          PACIFIC SOFTWORKS, INC.

          COMPUTATION OF WEIGHTED AVERAGE
          COMMON SHARES OUTSTANDING


                                                Three Months
                             Total Number          Ended
                              Of Shares       March 31, 2000

    Outstanding shares
    as of January 1, 2000     4,402,500         4,402,500

    Exercise of warrants         98,400            28,604

   TOTAL WEIGHTED AVERAGE
      shares outstanding      4,500,900         4,431,104

   Net loss                                     $(853,533)


  NET LOSS PER COMMON SHARE
    basic and diluted                           $   (0.19)